Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

December 23, 2022

VIA EDGAR TRANSMISSION

Kimberly A. Browning

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment No. 14 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Ms. Browning:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on December 22, 2022, with respect to the Registration Statement and the Trust’s proposed new series, the Pinnacle Focused Equity ETF (to be renamed the “Pinnacle Focused Opportunities ETF”) (the “Fund”).

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

GENERAL

1.	With respect to Comments 3 and 4 in the Trust’s response letter dated December 19, 2022, please supplementally advise the Staff whether the fees payable to the Index Provider and the Calculation Agent with respect to the Index are paid by the Sub-Adviser out of its legitimate profits. Please supplementally explain whether such fees are reflected in the Fund’s fee table. If not, explain supplementally why not. In addition, the Staff believes that the Index-related agreements are material and should be filed as part of the Fund’s registration statement.

Response: The Trust notes that in light of the Staff’s comments concerning the potential confusion related to the relation between the construction of the Index and the Fund’s investment strategy, the Trust has determined to remove references to the Index from the Prospectus.

Nonetheless, the Trust further notes that the Sub-Adviser has represented to the Trust that the Sub-Adviser pays such fees out of its legitimate profits and the fees are not passed through to the Fund. As a result, such fees are not reflected in the Fund’s fee table. The Trust respectfully disagrees that Index-related agreements are material. Neither the Trust nor the Fund is a party to the agreements, and neither the Trust nor the Fund has any obligation to make any payments with respect thereto. Further, given that the Index is no longer referenced in the Prospectus, the Trust does not view the Index-related agreements as either material or relevant.

2.	Please clarify in plain English what the term “affiliated Index” means. Add affiliated index risk disclosures.

Response: As noted above, references to the Index have been removed from the Prospectus.

PRINCIPAL INVESTMENT STRATEGIES

3.	The Staff considers the principal investment strategy’s interplay with the Index to be confusing. Clarify in plain English. In particular, clarify what is meant by the “Sub-Adviser will reflect its views on these matters by maintaining an index . . . .” Please explain supplementally why the Fund should not be considered an index fund. Also, consider whether the entire index description is necessary.

Response: The Trust appreciates the Staff’s concerns and, as a result, has determined to remove references to the Index from the Prospectus.

4.	Please identify the types of Treasuries in which the Fund may invest (e.g., T-bills, notes, TIPS, etc.). Please describe the types of bond-funds in which the Fund may invest.

Response: The Prospectus has been revised accordingly.

5.	With respect to the initial universe of equity securities – Is the initial universe selected by the Sub-Adviser? The Index? Please clarify.

Response: The Initial universe of equity securities is selected by the Sub-Adviser. The Prospectus has been revised accordingly.

6.	With respect to the market capitalization ranges indicated, please recheck the figures. Please revise accordingly and, if applicable, revise market capitalization risk disclosures.

Response: The Trust confirms the Prospectus reflects updated market capitalization ranges, and that the existing market capitalization risk disclosures remain appropriate.

PRINCIPAL INVESTMENT RISKS

7.	For Focused Portfolio risk, to avoid confusion with the 1940 Act’s definition of “concentration,” please use a term other than concentration. The disclosure also seems to conflict with the Fund’s fundamental concentration policy. Please revise or advise.

Response: The Trust confirms the risk disclosure has been revised accordingly.

8.	For Other Investment Companies risk, either add a reference in the Principal Investment Strategies section to such “other types” of investment companies or delete the reference.

Response: The Trust confirms that the foregoing reference has been deleted.

MANAGEMENT

9.	With respect to the disclosure indicating that the sub-adviser may, in certain circumstances, receive a portion of the Adviser’s management fee, please confirm to the Staff that the disclosure regarding the sub-adviser’s compensation is compliant with the requirements of Item 10 and Item 19(a)(3). Confirm that this arrangement is reflected in the advisory or sub-advisory agreement, or explain to the Staff why it is not. Please confirm that any such agreement is compliant with the requirements of Section 15(a)(1) of the 1940 Act, Section 15(c) of the 1940 Act, and the fiduciary obligations of the Adviser and the Board under Section 36 of the 1940 Act.

Response: The Trust confirms that the disclosure regarding the sub-adviser’s compensation for its sub-advisory services is compliant with the requirements of Item 10 and Item 19(a)(3). The disclosure indicating that the sub-adviser may, in certain circumstances, receive a portion of the Adviser’s management fee relates to a separate arrangement that is reflected in an “ETF Support Agreement,” which is essentially a fund sponsorship agreement. The arrangement is not reflected in the sub-advisory agreement because the economic arrangements set forth therein are not driven by the sub-adviser’s sub-advisory services. The Trust confirms the ETF Support Agreement is compliant with the requirements of Section 15(a)(1) of the 1940 Act, Section 15(c) of the 1940 Act, and the fiduciary obligations of the Adviser and the Board under Section 36 of the 1940 Act.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC